U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 27 November 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Results of Annual General Meeting and Update on
Competition Law Compliance Review

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL NYSE : SSL
ISIN codes: ZAE000006896 US8038663006
(“Sasol” or “the Company”)
RESULTS OF ANNUAL GENERAL MEETING AND UPDATE ON COMPETITION LAW
COMPLIANCE REVIEW

Sasol shareholders are advised that the results of the business conducted at the annual general meeting of Sasol held today,
Friday 27 November 2009 in Bryanston, South Africa (including the percentage of total number of shares voted) are as follows:
1. The financial statements of the Company as well as the reports of the directors and auditors for the year ended 30 June 2009 were accepted and adopted.

2. Messrs B P Connellan, H G Dijkgraaf, T A Wixley, Ms V N Fakude
and I N Mkhize retired by rotation at the meeting and were re-elected individually for a further term of office in terms of Articles
75(d) and 75(e) of the Company’s Articles of Association:
Directors For
Against
Abstain
B P Connellan
98.51%
1.44%
0.05%
H G Dijkgraaf
99.90%
0.05%
0.05%
V N Fakude
99.90%
0.05%
0.05%
I N Mkhize
99.76%
0.10%
0.14%
T A Wixley
99.90%
0.05%
0.05%
3. The two directors appointed by the board of directors of Sasol during the course of the calendar year, Messrs C Beggs and M J N
Njeke retired at the annual general meeting, but were elected individually for a further term of office in terms of Article
75(h) of the Company's Articles of Association:
Directors For
Against
Abstain
C Beggs
99.90%
0.05%
0.05%
M J N Njeke
99.82
0.13%
0.05%
4. KPMG Incorporated was automatically re-appointed as auditors of the Company until the conclusion of the next annual general meeting and it was noted that the Mr A W van der Lith would be the individual registered auditor who will undertake the audit of the Company for the financial year ending 30 June 2010.

5. Special Resolution number 1 to authorise the directors of the
Company, in terms of the authority granted in Article 36(a) of the Company’s Articles of Association, to approve the general repurchase by the Company, or by any of its subsidiaries, of the
Company's ordinary shares, subject to the provisions of the
Companies Act of 1973, as amended, and subject to the rules and requirements of the JSE Listings Requirements, was approved:
For                                                          Against Abstain
99.11%                                                    0.85%                                          0.05%

6. Ordinary Resolution number 1 approving the revised annual emoluments payable by the Company or subsidiaries of the Company with effect from
1 July 2009 to non-executive directors of the Company was
approved:
For                                                     Against Abstain
98.59%                                              1.34%                                                0.07%

The special resolution will be lodged with the Companies and
Intellectual Property Registration Office for registration.
Competition law compliance review

The following statement was made by the Company at the annual general meeting:
During the course of the past year the Company has made several announcements with respect to competition law matters including the review of Sasol and its subsidiaries’ (“the Sasol Group”)
competition law compliance.
The board of directors of Sasol (“the Board”) regrets instances of collusion that occurred in the Sasol Wax GmbH and Sasol Nitro businesses and endorses executive management's unequivocal
apology to all stakeholders. Legal compliance in general and competition law compliance specifically remain a priority focus area of Sasol’s executive management and the Board.
Sasol announced on 19 January 2009 that Sasol’s executive
management team had, in July 2008, launched a comprehensive
competition law compliance review of all Sasol business units.
It was further announced that the Board, on recommendation of
Sasol’s executive management, was also launching its own
independent competition law compliance review ("Board Review”).
The Board Review has now been completed and the Board has
mandated executive group management to further enhance Sasol’s competition law compliance processes and systems. The Board
supports the remedial steps being taken and, further, believes that the implementation of these measures will augment the
competition law compliance processes of the Sasol Group.

There are matters that remain subject to investigation. As
previously announced the South African Competition Commission has initiated investigations in respect of some of the industries in which Sasol participates. As and when appropriate, management will make further announcements in respect of material matters.

27 November 2009
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 November 2009
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary